i-80 Gold Reports Q1 2023 Operating Results

Reno, Nevada, May 8, 2023 – i-80 GOLD CORP. (TSX:IAU) (NYSE:IAUX) (“i-80”, or the “Company”) reports its operating and financial results for the three months ended March 31, 2023. i-80’s Consolidated Interim Financial Statements (“financial statements”), as well as i-80’s Management's Discussion and Analysis of Operations and Financial Condition (“MD&A”) for the three months ended March 31, 2023, are available on the Company’s website at www.i80gold.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov.

Unless otherwise stated, all amounts referred to herein are in U.S. dollars.

2023 First Quarter Highlights:

•Q1 2023 gold sales of 2,349 ounces, including the first gold sold from the Granite Creek property
•March 31 cash balance of $57 million and $33 million in restricted cash
•Continued exploration success at Ruby Hill including multiple new high-grade discoveries and expansion of gold and polymetallic mineralization
•6,890 core feet and 320 RC feet drilled to expand monitoring of the hydraulic properties at McCoy Cove
•Continued underground core drilling delineation of the CSD Gap ore body at McCoy Cove (10,699 feet)
•9,389 tons of oxide mineralized material shipped to Lone Tree from Granite Creek for processing
•Entered into an agreement to acquire Paycore Minerals Inc.
•Engineering Class III study of Lone Tree autoclave refurbishment continued on plan

“We are encouraged to have achieved the milestone of our first gold sale from Granite Creek, with over 400 ounces sold. We continue to advance development and improve production capabilities at this site and expect a ramp up through 2023. In addition, we continued to have production from the residual leaching at both Lone Tree and Ruby Hill”, stated Ryan Snow, Chief Financial Officer of i-80. “We continued to advance development at McCoy-Cove and exploration at Ruby Hill spending nearly $9.0 million during the quarter to further understand the Hilltop and Blackjack zones at Ruby Hill and the CSD Gap ore body at McCoy Cove. With the additional capital raise completed in February, we will continue to advance i-80's projects towards our ultimate goal of being a mid-tier Nevada focused producer."

	Three months ended March 31,
(in thousands of U.S. dollars, unless otherwise noted)	2023	2022

Revenue	4,548	2,857
Cost of sales	(6,542)	(1,525)
Depletion, depreciation and amortization	(1,421)	(167)
Mine operating income (loss)	(3,415)	1,165

Expenses
Exploration, evaluation, and pre-development	8,979	9,254
General and administrative	5,191	3,273
Property maintenance	2,449	326
Share-based payments	1,308	1,442
Operating loss	(21,342)	(13,130)

Production and sales totaled 2,349 gold ounces for the quarter at a realized gold price of $1,9271 per ounce sold.

Exploration, evaluation, and pre-development costs were $9.0 million in Q1. This expenditure mainly reflects the exploration and pre-development work at McCoy Cove and Ruby Hill.

1 Specified financial measure which is not a standardized measure under IFRS and may not be comparable to similar specified financial measures used by other entities. Please see "Non-IFRS Financial Performance Measures" for the composition of such specified financial measure, an explanation of how such specified financial measure provides useful information to a reader and the purposes for which management of i-80 uses the specified financial measure, and where required, a reconciliation of the specified financial measure to the most directly comparable IFRS measure.

Lone Tree

Lone Tree is expected to become the hub of i-80’s Nevada operations and the central processing facility for gold mineralization from the Granite Creek, McCoy-Cove and Ruby Hill underground gold deposits. Importantly, Lone Tree is host to infrastructure that, following successful refurbishment efforts, will position i-80 as one of only three companies in the United States capable of processing both oxide and refractory mineralization.

During the quarter, the Company continued leaching the residual material on the pads as planned and shipped approximately 1,950 ounces of gold on loaded carbon from site to further processing. Additionally, the Company continued to advance the engineering study and cost estimate for the restart of the autoclave.

Lone Tree produced and sold from its residual leaching activities 663 ounces of gold during Q1 at a realized gold price of $1,9621 per ounce sold.

Granite Creek

During Q1 the Company continued its efforts to upgrade existing de-watering infrastructure to ensure efficient operations and have mined 16,648 tons of mineralized material at an average grade of 9.9 g/t, of which 9,389 tons of oxide material was hauled to the Lone Tree leach pad to continue processing. As of March 31, 2023, 1,870 feet of development were completed as part of the Company's ramp up plan.

Granite Creek produced and sold 444 ounces of gold during Q1, at a realized gold price of $1,9381 per ounce sold.

McCoy-Cove

There was 7,210 feet of core and RC drilling conducted during the first quarter of 2023 for hydrogeologic characterization to support permitting efforts. Underground delineation drilling continued during Q1 with 10,699 feet of core drilled. Expenditures continued during the quarter on the exploration ramp and hydrology studies, and engineering of de-watering and mining options. As of the end of the first quarter, development footage completed was 1,308 feet. Total footage development of the project life as of Q1 2023 is 4,403 feet.

Ruby Hill

During the first quarter of 2023, drilling at Ruby Hill was primarily focused on further definition and expansion of high-grade polymetallic mineralization along the Hilltop fault structure, successfully extending mineralization over a strike length of approximately 750 metres and resulting in the discovery of additional zones. 13,875 feet of core drilling and 25,750 feet of RC drilling was completed during the quarter. In addition to drilling at Hilltop, multiple holes are being drilled to test the Blackjack Zone and these holes are intended at testing new targets. The Ruby Hill property provides significant optionality as it is host to oxide gold, sulphide gold, polymetallic CRD and skarn base metal mineralization. All deposits are located in close proximity to the underground infrastructure development being planned in 2023.

Residual leaching activities at Ruby Hill produced and sold 1,242 ounces of gold during Q1 at a realized gold price of $1,9041 per ounce sold.

Investor Day Presentation

The Company will hold an “Investor Day” presentation immediately following its Annual General Meeting (AGM) on May 9, 2023, being held at Bennett Jones LLP office – 100 King St W Suite 3400, Toronto in the Canada Boardroom on the 34th floor. The in-person AGM will begin at 4:00pm EST followed by the Investor Day presentation commencing at 4:30pm EST. The presentation can also be accessed via a conference call and webcast (details below). Investors are invited to attend the event in‑person where they can meet and discuss details with members of i-80’s Board of Directors and Management Team.

Conference Call Participant Details
Webcast URL:	https://app.webinar.net/AyeNd3zbxWk
Phone Number Information:	North American Toll-free: 1-888-664-6383
Local Toronto: 1-416-764-8650

1 Specified financial measure which is not a standardized measure under IFRS and may not be comparable to similar specified financial measures used by other entities. Please see "Non-IFRS Financial Performance Measures" for the composition of such specified financial measure, an explanation of how such specified financial measure provides useful information to a reader and the purposes for which management of i-80 uses the specified financial measure, and where required, a reconciliation of the specified financial measure to the most directly comparable IFRS measure.

Qualified Persons

Tyler Hill, CPG-12146, Chief Geologist, and Tim George, PE, Mining Operations Manager, at i-80 have reviewed this press release and are the Qualified Persons for the information contained herein and are a "Qualified Person" within the meaning of National Instrument 43-101.

About i-80 Gold Corp.

i-80 Gold Corp. is a Nevada-focused mining company with a goal of achieving mid-tier gold producer status through the development of multiple deposits within the Company’s advanced-stage property portfolio with processing at i-80’s centralized milling facilities. i-80 Gold’s common shares are listed on the TSX and the NYSE American under the trading symbol IAU:TSX and IAUX:NYSE. Further information about i-80 Gold’s portfolio of assets and long-term growth strategy is available at www.i80gold.com or by email at info@i80gold.com.

For further information, please contact:

Ewan Downie – CEO
Matt Gili – President & COO
Matthew Gollat – EVP Business & Corporate Development
1.866.525.6450
Info@i80gold.com
www.i80gold.com

Forward-looking information
Certain statements in this release constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws, including but not limited to, actual production results and costs, results of operation outcomes and timing of updated technical studies at the Company's mineral projects, timing to advance mineral projects to production and advance permitting and feasibility work on the on its mineral projects and future production, development and exploration results. Such statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such statements can be identified by the use of words such as “may”, “would”, “could”, “will”, “intend”, “expect”, “believe”, “plan”, “anticipate”, “estimate”, “scheduled”, “forecast”, “predict” and other similar terminology, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. These statements reflect the Company’s current expectations regarding future events, performance and results and speak only as of the date of this release.

Forward-looking statements and information involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to: material adverse changes, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labor unrest; changes in commodity prices; and the failure of exploration programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations. For a more detailed discussion of such risks and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements, refer to i-80's filings with Canadian securities regulators, including the most recent Annual Information Form, available on SEDAR at www.sedar.com.
NON-IFRS FINANCIAL PERFORMANCE MEASURES
The Company has included certain terms or performance measures commonly used in the mining industry that are not defined under IFRS in this document. These include: adjusted net earnings and average realized price per ounce. Non-IFRS financial performance measures do not have any standardized meaning prescribed under IFRS, and therefore, they may not be comparable to similar measures employed by other companies. The data presented is intended to provide additional information and should not
1 Specified financial measure which is not a standardized measure under IFRS and may not be comparable to similar specified financial measures used by other entities. Please see "Non-IFRS Financial Performance Measures" for the composition of such specified financial measure, an explanation of how such specified financial measure provides useful information to a reader and the purposes for which management of i-80 uses the specified financial measure, and where required, a reconciliation of the specified financial measure to the most directly comparable IFRS measure.

be considered in isolation or as a substitute for measures prepared in accordance with IFRS and should be read in conjunction with the Company's Financial Statements.
Definitions
Adjusted earnings / (loss) and adjusted earnings / (loss) per share excludes from net earnings / (loss) significant write-down adjustments and the gain / (loss) from financing instruments.
Average realized gold price represents the sales price of gold per ounce before deducting mining royalties, treatment and refining charges and gains or losses derived from the offtake agreement with Orion.
Average realized gold price per ounce of gold sold
Average realized gold price per ounce of gold sold is a non-IFRS measure and does not constitute a measure recognized by IFRS and does not have a standardized meaning defined by IFRS. It may not be comparable to information in other gold producers’ reports and filings.

		Three months ended March 31,
(in thousands of U.S. dollars, unless otherwise noted)(i)

Nevada production		2023	2022
Revenue per financial statements		$4,548	2,864
Silver revenue from mining operations		$(21)	(7)
Gold revenue from mining operations		$4,527	2,857
Ounces of gold sold	ounce	2,349	1,489
Average realized gold price	$/ounce	1,927	1,918

Lone Tree
Revenue per financial statements		$1,304	1,631
Silver revenue from mining operations		$(4)	(7)
Gold revenue from mining operations		$1,300	1,624
Ounces of gold sold	ounce	663	843
Average realized gold price	$/ounce	1,962	1,926

Ruby Hill
Revenue per financial statements		$2,382	1,233
Silver revenue from mining operations		$(16)	—
Gold revenue from mining operations		$2,366	1,233
Ounces of gold sold	ounce	1,242	646
Average realized gold price	$/ounce	1,904	1,908

Granite Creek
Revenue per financial statements		$861	—
Silver revenue from mining operations		$—	—
Gold revenue from mining operations		$861	—
Ounces of gold sold	ounce	444	—
Average realized gold price	$/ounce	1,938	—
(i) May not add due to rounding.

1 Specified financial measure which is not a standardized measure under IFRS and may not be comparable to similar specified financial measures used by other entities. Please see "Non-IFRS Financial Performance Measures" for the composition of such specified financial measure, an explanation of how such specified financial measure provides useful information to a reader and the purposes for which management of i-80 uses the specified financial measure, and where required, a reconciliation of the specified financial measure to the most directly comparable IFRS measure.

Adjusted Earnings / (Loss)
Adjusted earnings / (loss) and adjusted earnings / (loss) per share are non-IFRS measures that the Company considers to better reflect normalized earnings because it eliminates non-recurring items. Certain items that become applicable in a period may be adjusted for, with the Company retroactively presenting comparable periods with an adjustment for such items and conversely, items no longer applicable may be removed from the calculation. Neither adjusted earnings / (loss) nor adjusted earnings / (loss) per share have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.
The following table shows a reconciliation of adjusted earnings / (loss) for the three months ended March 31, 2023 and 2022, to the net earnings / (loss) for each period.

	Three months ended March 31,
(in thousands of U.S. dollars, unless otherwise noted)(i)	2023	2022

Net loss for the period	$(13,118)	$(23,263)
Adjust for:
Gain / (loss) on warrants	5,568	(3,105)
Gain / (loss) on convertible loans	8,366	(6,093)
Loss on deferred consideration	(427)	(844)
Loss on fair value measurement of Gold Prepayment Agreement	(3,091)	—
Loss on fair value measurement of Silver Purchase Agreement	(857)	—
Inventory net realizable value adjustment	(4,025)	—
Total adjustments	$5,534	$(10,042)
Adjusted loss for the period	$(18,652)	$(13,221)
Weighted average shares for the period	245,603,313	239,301,138
Adjusted loss per share for the period	$(0.08)	$(0.06)
(i) May not add due to rounding.